UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

YUMA ENERGY, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

98872E108

(CUSIP Number)

Evercore Partners II LLC

55 East 52nd Street

New York, New York 10055

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2019

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 98872E108	13D	Page 2 of 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Davis Petroleum Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%**
14	TYPE OF REPORTING PERSON* PN

**	Percent of class is based on 23,243,763 shares of Common Stock issued and outstanding as of November 14, 2018, based on information provided by the Issuer.

CUSIP No. 98872E108	13D	Page 3 of 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Evercore Partners II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%**
14	TYPE OF REPORTING PERSON* PN

**	Percent of class is based on 23,243,763 shares of Common Stock issued and outstanding as of November 14, 2018, based on information provided by the Issuer.

CUSIP No. 98872E108	13D	Page 4 of 5

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D supplements and amends the Schedule 13D filed on November 4, 2016 (as amended by Amendment No. 1, filed on November 30, 2018, the “Original Schedule 13D”) by Davis Petroleum Investment, LLC, a Delaware limited liability company (“Davis”), and Evercore Partners II LLC, a Delaware limited liability company (“Evercore”, together with Davis, the “Reporting Persons”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Yuma Energy, Inc., a Delaware corporation (“Yuma”). The principal executive offices of Yuma are located at 1177 West Loop South, Suite 1825, Houston, Texas 77027. The filing of any amendment to the Original Schedule 13D (including the filing of this Amendment No. 2) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D, and capitalized terms used but not defined herein shall have the meaning given to them in the Original Schedule 13D.

Item 4. Purpose of Transaction

Since the filing of Amendment No. 1 on November 30, 2018 the Reporting Persons have disposed of all of the Common Stock owned by them. Accordingly, this will be the final Schedule 13D amendment filing until such time, if any, as the Reporting Persons exceed the 5% ownership threshold. Each Reporting Person may further change its plans and intentions at any time and from time to time.

Item 5. Interest in Securities of the Issuer

(a)	Rows (11) and (13) of the cover pages to this Schedule 13D are incorporated herein by reference.

(b)	Rows (7) through (10) of the cover pages to this Schedule 13D are incorporated herein by reference.

(c)	In the past 60 days, the Reporting Persons have sold 2,027,444 shares of the Common Stock, at an average per share price of approximately $0.14, in ordinary brokerage transactions.

(d)	Not applicable.

(e)

As a result of the transactions described herein, as of January 8, 2019, the Reporting Persons owned less than 5% of the Common Stock and, as of January 9, 2019, owned 0% of the Common Stock. Accordingly, this will be the final Schedule 13D amendment filing until such time, if any, as the Reporting Persons exceed the 5% ownership threshold.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith).

CUSIP No. 98872E108	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAVIS PETROLEUM INVESTMENT, LLC By: Evercore Partners II L.L.C., its managing member

By:	/s/ Robert Walsh
Name: Robert Walsh
Title: Authorized Person

EVERCORE PARTNERS II LLC

By:	/s/ Robert Walsh
Name: Robert Walsh
Title: Authorized Person

Date: January 9, 2019